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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                            The Quizno's Corporation

                                (Name of Issuer)

                             Shares of Common Stock

                         (Title of Class of Securities)

                                    749058103

                                 (CUSIP Number)

                               Michael J. Roberts
                          6672 Gunpark Drive East #102
                                Boulder, CO 80301
                                 (303) 530-4244

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                November 30, 2000

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), the following box / /.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 10 Pages)
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                                  SCHEDULE 13D

CUSIP No. 749058103                                           Page 2 of 10 Pages

     1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Sandstone Ventures, LLC

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP         (a) / /
                                                                 (b) / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                             / /

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Colorado

                         7    SOLE VOTING POWER

                              227,688
   NUMBER OF
    SHARES               8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                   -0-
     EACH
   REPORTING             9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                     227,688

                         10   SHARED DISPOSITIVE POWER

                              -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          227,688

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CUSIP No. 749058103                                           Page 3 of 10 Pages

     12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
          INSTRUCTIONS)                                               / /

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

     14   TYPE OF REPORTING PERSON

          OO (limited liability company)

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CUSIP No. 749058103                                           Page 4 of 10 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Michael J. Roberts

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP         (a)  / /
                                                                 (b)  / /

     3    SEC USE ONLY


     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     / /

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                         7    SOLE VOTING POWER

                              227,688
   NUMBER OF
    SHARES               8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                   -0-
     EACH
   REPORTING             9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                     227,688

                         10   SHARED DISPOSITIVE POWER

                              -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          227,688
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CUSIP No. 749058103                                           Page 5 of 10 Pages

     12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
          INSTRUCTIONS)                                               / /

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

     14   TYPE OF REPORTING PERSON

          IN
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CUSIP No. 749058103                                           Page 6 of 10 Pages


ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D (this "Schedule") relates to shares of common stock ("Shares") of The Quizno's Corporation (the "Company"). The address of the principal executive offices of the Company is 1415 Larimer Street, Denver, Colorado 80202.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule is being filed by Sandstone Ventures, LLC, a Colorado limited liability company ("Sandstone") and Michael J. Roberts ("MJR"). Sandstone's principal business is making investments and MJR's principal occupation is an investor. Their address is 6672 Gunpark Drive East #102, Boulder, Colorado 80301. MJR is a United States citizen. Sandstone is wholly-owned and controlled by MJR.

     Neither Sandstone nor MJR has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Sandstone obtained the funds to purchase the Shares reported in this Schedule from capital contributions to Sandstone by MJR. MJR obtained the funds to make such capital contributions from his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

     Sandstone acquired the Shares reported in this Schedule for purposes of acquiring an equity investment in the Company. Sandstone and MJR expect to evaluate on an ongoing basis the Company and its financial condition, business operations and prospects, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, Sandstone and MJR reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, Sandstone or MJR may at any time and from time to time acquire additional Shares or dispose of Shares. Any such transactions may be effected at any time and from time to time subject to any applicable limitations.

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CUSIP No. 749058103                                           Page 7 of 10 Pages

     On June 22, 2001, the Company announced that it entered into a definitive merger agreement with a new corporation formed by Richard E. Schaden and Richard
F. Schaden, the Company's majority shareholders, and that the new corporation will merge with the Company and the shareholders of the Company (other than the Schadens and certain of their affiliates) will be entitled to receive $8.50 per Share in cash. Sandstone and MJR do not believe that such amount represents the fair value of their Shares and, accordingly, intend not to vote in favor of the merger and intend to demand an appraisal for their Shares pursuant to applicable Colorado law.

     Other than as described in this Item, no person identified in Item 2 has any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Sandstone beneficially owns 227,688 Shares, which constitutes 9.7% of the issued and outstanding Shares of the Company (based on the Company's most recently available filing with the Securities and Exchange Commission). MJR may be deemed to beneficially own the Shares beneficially owned by Sandstone.

     (b) Sandstone and MJR have the power to vote or to direct the vote and the power to dispose or to direct the disposition of the Shares reported in this Statement.

     (c) On July 24, 2001, Sandstone purchased 10,000 Shares in the market at a price of $ 8.49 per Share.

     (d)  Not applicable

     (e)  Not applicable

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CUSIP No. 749058103                                           Page 8 of 10 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          None.

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CUSIP No. 749058103                                           Page 9 of 10 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August __, 2001


                                        SANDSTONE VENTURES, LLC


                                        By: Michael J. Roberts
                                            ----------------------------

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CUSIP No. 749058103                                          Page 10 of 10 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August __, 2001


                                        Michael J. Roberts
                                        ----------------------------
                                        Michael J. Roberts